State of Delaware
Secretary of State
Division of Corporations
Delivered 01:17 PM 02/22/2023
FILED 01:17 PM 02/22/2023
SR 20230634875 - File Number 7310475

CERTIFICATE OF FORMATION
OF
HeadFarm, LLC

FIRST: The name of the limited liability company is: HeadFarm, LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this February 22, 2023.

Michael J. Bell

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President